Gian-Michele a Marca (415) 693-2148 gmamarca@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

December 16, 2009

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE:	Peet’s Coffee & Tea, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 000-32233

Dear Mr. Morrill:

On behalf of our client, Peet’s Coffee & Tea, Inc. (the “Company”), we are responding to the written comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated December 3, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K, filed with the Commission on March 13, 2009.

This letter, which has also been filed electronically with the Commission, contains the Company’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

1.           Comment: We note your response to prior comment 11.  Revise the exhibit list in the Form 10-K and all pending filings to give effect to our comment.  Identify for each entry the precise filing or amendment containing the current version of the document which you are incorporating by reference rather than retaining vague references to a filing “as subsequently amended.”

Response:  In response to the Staff’s comment, the Company proposes to amend its exhibit list in its next Form 10-K to identify the precise filing or amendment containing the current version of each document incorporated by reference.  In addition, to the extent the Company requests the acceleration of the effectiveness of its registration statement on Form S-4 (333-163154) or files a new registration statement prior to the filing of its next Form 10-K, it will either file an amendment to its prior Annual Report on Form 10-K to amend the exhibit list therein or include a revised exhibit list in any such registration statement to address your comment.

* * * * *

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter.

Sincerely,

Gian-Michele a Marca

cc:	Patrick J. O’Dea, Chief Executive Officer and President of Peet’s Coffee & Tea, Inc.
Thomas P. Cawley, Chief Financial Officer of Peet’s Coffee & Tea, Inc.
Robin Riske, Controller of Peet’s Coffee & Tea, Inc.

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